Exhibit 4.8

SEVENTH AMENDMENT TO
ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

     WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains an Employee Ownership, Savings and Investment Plan for the benefit of its Employees and the Employees of any other Adopting Employer, which Plan was last restated as of December 19, 2001 (the “Plan”) and has been amended six times since that date; and

     WHEREAS, under Section 15.1 of the Plan, the Company reserved the right to amend the Plan at any time, in whole or in part, by action of its Board of Directors; and

     WHEREAS, the Board of Directors of the Company, pursuant to Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and

     WHEREAS, the undersigned officer has determined that this Seventh Amendment would not materially increase costs of the Plan to the Company or any Adopting Employer;

     NOW THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective October 1, 2003, unless otherwise provided, as follows:

ARTICLE II

Section 2.48 – As amended, further amended by adding at the end thereof the following new sentence:

“A former employee of Innovative Technology Solutions Corporation will get one Period of Participation for each year of participation in the Innovative Technology Solutions 401(k) Profit Sharing Plan & Trust.”

ARTICLE V

Section 5.1 — As amended, further amended by adding at the end thereof the following new subsection (j):

“(j) Except as otherwise determined by the ESOP Committee or provided herein, a Participant’s Account attributable to a direct transfer in accordance with Section 4.6 may be invested in Common Stock only at or near the time the direct transfer is accepted and received by the ESOP Committee or Trustee, and only if the Participant is a new Employee. Amounts to be invested in Common Stock will be initially accumulated in a short term interest fund in the ESOP Component of the Plan, and will be converted to Common Stock on the next semi annual investment date based on the Current Market Value as of the Valuation Date coincident with such semi annual investment date. Amounts not invested in the ESOP Account may be invested in accordance with Section 5.1(a). Amounts held in the ESOP Account will be subject to the diversification rules of Section 5.2. Notwithstanding the foregoing, a Participant’s Account attributable to the money purchase pension plan account under the Innovative Technology Solutions 401(k) Profit Sharing Plan & Trust may not be invested in Common Stock.”

Exhibit B

Effective January 1, 2004, amended by adding the attached additional pages to Exhibit B.

In General

Any provision of the amended and restated Plan, as amended, inconsistent with the foregoing changes is hereby amended to be consistent herewith.

     IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this Seventh Amendment to the Plan to be executed on its behalf by its duly authorized officer on this 23rd day of December, 2003.

ALION SCIENCE AND TECHNOLOGY CORPORATION

By:	/s/ Bahman Atefi

Name: Bahman Atefi
Title: Chief Executive Officer

(Seal)